EXHIBIT 1
                                    ---------

                               ELBIT SYSTEMS LTD.
                               ------------------
                               MANAGEMENT'S REPORT
                               -------------------
         FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
         ------------------------------------------------------------


         This report should be read together with the Company's unaudited financial statements for the quarter ended September 30, 2003 and the Company's Form 20-F for the year ended December 31, 2002, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

A.       THE COMPANY'S BUSINESS OVERVIEW
         -------------------------------

         Elbit Systems Ltd. ("Elbit Systems") and its subsidiary companies (together the "Company" or the "Group") operate in the area of upgrading existing airborne, ground and naval defense platforms and are engaged in projects involving the design, development, manufacture, integration and marketing of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support services for such platforms, systems and products.

         The Company is engaged in leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems.

         The Company provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

B.       BACKLOG OF ORDERS
         -----------------

         The Company's backlog of orders as of September 30, 2003 reached $1,702 million, of which 64.0% were for orders outside of Israel. The Company's backlog as of December 31, 2002 was $1,689 million, out of which 62% were for orders outside of Israel.

         Approximately 58% of the Company's backlog as of September 30, 2003 is scheduled to be performed in the forth quarter of 2003 and during 2004. The majority of the 42% balance is scheduled to be performed in 2005 and 2006.

         The relatively small increase in the Company's backlog resulted mainly from a slowdown in orders received from the Israeli Ministry of Defense ("IMOD") due to the budgetary considerations and continued postponement in placing new orders made by the IMOD.

C.       MAJOR SUBSIDIARIES AND AFFILIATED COMPANIES
         -------------------------------------------

         o Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly owned subsidiary registered in Israel, is engaged in the field of advanced electro-optical products for defense, homeland security and civil applications. El-Op's main areas of activity include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles, homeland security products and other systems for defense applications.

         o EFW Inc. ("EFW") - a wholly owned subsidiary registered in the United States, serves as the base for the Group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

         o Vision Systems International LLC ("VSI") - an affiliated company in the United States, owned 50% each by EFW and Rockwell Collins Inc., is engaged in the area of helmet mounted systems primarily for fighter aircraft.

         o Cyclone Aviation Products Ltd. ("Cyclone") - a wholly owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

         o        Silver  Arrow  LP  -  a  wholly  owned   limited   partnership
                  registered in Israel, is engaged in the business of UAV systems and products.

         o Ortek Ltd. ("Ortek") - a wholly owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment.

         o        Kinetics Ltd. ("Kinetics") - a 51% owned subsidiary registered
                  in  Israel,   is  involved   mainly  in  the  development  and
                  production of systems and components for combat vehicles.

         o Semi-Conductor Devices ("SCD") - an Israeli affiliated partnership, owned 50% each by the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

         o Opgal Optronic Industries Ltd. ("Opgal") - an Israeli affiliated company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

         o The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

         The Company also has holdings, directly and indirectly, in several non-defense technology spin-off companies whose activities are based on technologies that were developed by the Company. The spin-off companies are involved primarily in the areas of medical equipment, optical communications and space satellites.

         The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate other than temporary decline in the fair value of the investments below their carrying value, the Company adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions.

D.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES
         ------------------------------------------

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements included in Elbit Systems' annual report form 20-F for the year ended December 31, 2002.

         The Company's results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company's operating results and financial condition.

         In the Company's opinion, its most critical accounting policy relates to revenue recognition based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", which is relevant to most of its revenues.

         Under SOP 81-1, the Company has adopted the "percentage of completion" accounting method. Under this method, the Company recognizes revenues and profits on long-term fixed price contracts generally based on the ratio of costs incurred to estimates of costs to be incurred for the total contract. Under this approach, the Company compares estimated costs to complete an entire contract to total revenues for the term of the contract in order to arrive at an estimated gross margin percentage for each contract. The updated estimated gross margin percentage is applied, and the current period gross profit is the difference between the cumulative earned gross profit and gross profit reported for prior periods.

         Management reviews these estimates periodically and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change becomes known. If increases in projected costs to complete a contract are sufficient to create a loss in completing the contract, the entire estimated loss is charged to cost of sales in the period the loss first becomes known.

         A number of internal and external factors affect the Company's cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and requirements and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in the application of this and other accounting policies, it is likely that materially different amounts would be reported in the Company's consolidated financial statements.

E.       IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS
         --------------------------------------------------

         Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, and is tested at least annually for impairment. As of September 30, 2003, the Company's goodwill and assembled work force amounted to $32.6 million.

         Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. As of September 30, 2003, the Company's long-lived assets amounted to $289.4 million, including $69.5 million in intangible assets, and the Company concluded that no assessment of impairment loss was necessary.

         Should future impairment tests made by the Company determine that impairment has occurred in the value of the Company's goodwill or long-lived assets, such impairment may have a material effect on the financial results of the Company in the period in which the impairment is determined.

F.       SPECIAL EVENTS THAT AFFECTED THE BUSINESS RESULTS
         -------------------------------------------------

         The change in the Company's share price affected the Company's financial results due to the impact of the employee stock option plan for key employees adopted in 2000. The program was comprised of options for 5 million shares, divided into options to purchase up to 2.5 million shares and additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are considered as a variable option plan. The actual number of options granted as of September 30, 2003 was approximately 4.5 million.

         Under U.S. GAAP, the change in the share price is recorded periodically as compensation expense, or income, based on the vesting period of the options. The effect is allocated mainly to the Company's cost of goods sold and general and administrative expenses, with smaller amounts allocated to R&D and sales and marketing expenses.

I.       SUMMARY OF FINANCIAL RESULTS
         ----------------------------

         The following table sets forth the reported consolidated statements of operations of the Company for the three and nine-month periods ended September 30, 2003 and September 30, 2002.

                                                  For the nine months ended                     For the three months ended
                                                        September 30                                   September 30
                                            ------------------------------------------  -------------------------------------------
                                                    2003                    2002                   2003                  2002
                                            --------------------    ------------------     -----------------      ------------------
                                                $           %           $         %           $          %           $          %
                                            ---------   --------    --------   -------     ---------  ------      ---------  -------
                                                                         (In thousands of U.S. dollars except per share data)

Total revenues                                635,223     100.0      589,143    100.0       214,275    100.0       210,155    100.0
Cost of revenues                              464,882      73.2      434,216     73.7       158,078     73.8       150,738     71.7
                                              -------     -----      -------    -----       -------    -----       -------    -----
Gross profit                                  170,341      26.8      154,927     26.3        56,197     26.2        59,417     28.3
                                              -------     -----      -------    -----       -------    -----       -------    -----
Research and development expenses, net         43,006       6.8       39,710      6.8        14,518      6.8        14,785      7.0
Marketing and selling expenses                 50,696       8.0       47,289      8.0        15,573      7.3        17,346      8.3
General and administrative expenses            33,924       5.3       30,741      5.2        11,035      5.1        10,760      5.1
                                              -------     -----      -------    -----       -------    -----       -------    -----
                                              127,626      20.1      117,740     20.0        41,126     19.2        42,891     20.4
                                              -------     -----      -------    -----       -------    -----       -------    -----
Operating  income                              42,715       6.7       37,187      6.3        15,071      7.0        16,526      7.9
Finance expenses, net                         (3,467)     (0.5)        (690)    (0.1)         (161)    (0.1)         (595)    (0.3)
Other income (expenses), net                      332       0.1        (524)    (0.1)           241      0.1         (115)    (0.1)
                                              -------     -----      -------    -----       -------    -----       -------    -----
Income before income taxes                     39,580       6.3       35,973      6.1        15,151      7.0        15,816      7.5
Taxes on income                                10,502       1.7        6,810      1.1         3,900      1.8         1,565      0.7
                                              -------     -----      -------    -----       -------    -----       -------    -----
                                               29,078       4.6       29,163      5.0        11,251      5.2        14,251      6.8
Minority interest in losses (gains) of
subsidiaries                                      456       0.1          269      0.0         (234)    (0.1)           139      0.1
Equity in net earnings of affiliated
companies and partnership                       3,938       0.6        2,554      0.4           989      0.5         1,114      0.5
                                              -------     -----      -------    -----       -------    -----       -------    -----
Net earnings                                   33,472       5.3       31,986      5.4        12,006      5.6        15,504      7.4
                                               ======       ===       ======      ===        ======      ===        ======      ===
Diluted earnings per share                       0.83                   0.80                   0.30                   0.39
                                                 ====                   ====                   ====                   ====


         NON -US GAAP DISCLOSURE
         -----------------------

         The following table sets forth the Company's results of operations excluding the effect of the Company's phantom stock option plan ("phantom plan") in 2003 and 2002, the non-recurring charge related to the agreement reached by El-Op with the Office of the Israeli Chief Scientist ("OCS") and the tax adjustment in 2002.

                                                                   For the nine months                    For the three months
                                                                    ended September 30                     ended September 30
                                                             -----------------------------------   ---------------------------------
                                                                   2003                2002              2003               2002
                                                               $          %        $         %       $        %         $         %
                                                             -------    ----    -------    ----    ------    ----     ------    ----
                                                              (In thousands of U.S. dollars except per share data)

GROSS PROFIT AS REPORTED                                     170,341    26.8    154,927    26.3    56,197    26.2     59,417    28.3
Non-recurring charge due to OCS agreement                          -       -      9,801     1.7         -       -          -       -
Non-cash expense (income) related to phantom plan              1,863     0.3      (510)   (0.1)   (1,669)   (0.8)      (173)   (0.1)
                                                             -------    ----    -------    ----    ------    ----     ------    ----
Gross  profit  excluding  phantom plan effect in 2003 and
2002, and non-recurring OCS charge in 2002                   172,204    27.1    164,218    27.9    54,528    25.4     59,244    28.2
                                                             =======     ===     ======     ===     =====     ===     ======     ===
OPERATING  INCOME AS REPORTED                                 42,715     6.7     37,187     6.3    15,071     7.0     16,526     7.9

Non-recurring charge due to OCS agreement                          -       -      9,801     1.7         -       -          -       -
Non-cash expense (income) related to phantom plan              3,387     0.6      (928)   (0.2)   (3,034)   (1.4)      (314)   (0.2)
                                                             -------    ----    -------    ----    ------    ----     ------    ----
Operating  profit  excluding  phantom plan effect in 2003
and 2002, and non-recurring  OCS charge in 2002               46,102     7.3     46,060     7.8    12,037     5.6     16,212     7.7
                                                             =======     ===     ======     ===     =====     ===     ======     ===
NET EARNINGS AS REPORTED                                      33,472     5.3     31,986     5.4    12,006     5.6     15,504     7.4

Non-recurring charge due to OCS agreement, net                     -       -      7,840     1.3         -       -          -       -
Tax adjustment                                                     -       -    (2,800)   (0.5)         -       -    (2,800)   (1.3)
Non-cash expense (income) related tophantom plan, net          2,710     0.4      (687)   (0.1)   (2,427)   (1.1)      (208)   (0.1)
                                                             -------    ----    -------    ----    ------    ----     ------    ----
Net  earnings  excluding  phantom plan effect in 2003 and
2002,  non-recurring  OCS  charge and tax  adjustment  in
2002                                                          36,182     5.7     36,339     6.2     9,579     4.5     12,496     5.9
                                                              ======     ===     ======     ===     =====     ===     ======     ===
DILUTED EARNINGS PER SHARE AS REPORTED                          0.83               0.80              0.30               0.39

Diluted earnings per share excluding  phantom plan effect
in  2003  and  2002,   non-recurringOCS  charge  and  tax
adjustment in 2002                                              0.90               0.91              0.24               0.31
                                                                ====               ====              ====               ====

         REVENUES
         --------

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         The Company's consolidated revenues increased by 7.8%, from $589.1 million in the nine months ended September 30, 2002, to $635.2 million in the nine months ended September 30, 2003.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                                  Nine-Month Period ended
                                                              ---------------------------------------------------------
                                                                   September 30, 2003           September 30, 2002
                                                              ---------------------------   ---------------------------
                                                                   $ millions           %     $ millions          %

         Airborne systems                                               304.8        48.0          274.8       46.7
         Combat vehicle systems                                         118.4        18.6           96.2       16.3
         C4I systems                                                     95.4        15.0           86.1       14.6
         Electro-optics                                                  79.1        12.5          101.1       17.2
         Other  (mainly non-defense engineering    and
         production services)                                            37.5         5.9           30.9        5.2
                                                                         ----         ---           ----        ---
         Total                                                          635.2       100.0          589.1      100.0
                                                                        =====       =====          =====      =====

         Some of the Electro-optics products are incorporated in the higher level systems, primarily in the Combat vehicle systems and sold as such.

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                                Nine-Month Period ended
                                                              ---------------------------------------------------------
                                                                   September 30, 2003           September 30, 2002
                                                              ---------------------------   ---------------------------
                                                                   $ millions           %     $ millions          %
         Israel                                                         186.3        29.3          149.9       25.5
         United States                                                  244.7        38.5          196.8       33.4
         Europe                                                          71.7        11.3          102.7       17.4
         Other countries                                                132.5        20.9          139.7       23.7
                                                                        -----        ----          -----       ----
         Total                                                          635.2       100.0          589.1      100.0
                                                                        =====       =====          =====      =====

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         The consolidated revenues increased by 2.0% from $210.2 million in the third quarter of 2002 to $214.3 million in the third quarter of 2003.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                                Three-Month Period ended
                                                              ---------------------------------------------------------
                                                                   September 30, 2003           September 30, 2002
                                                              ---------------------------   ---------------------------
                                                                   $ millions           %     $ millions          %
         Airborne systems                                               103.6        48.3          104.9       49.9
         Combat vehicle systems                                          42.6        19.9           26.1       12.4
         C4I systems                                                     30.8        14.4           30.1       14.3
         Electro-optics                                                  24.4        11.4           36.9       17.6
         Other  (mainly non-defense engineering    and
         production services)                                            12.9         6.0           12.2        5.8
                                                                         ----         ---           ----        ---
         Total                                                          214.3       100.0          210.2      100.0
                                                                        =====       =====          =====      =====


         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                                Three-Month Period ended
                                                              ---------------------------------------------------------
                                                                   September 30, 2003           September 30, 2002
                                                              ---------------------------   ---------------------------
                                                                   $ millions           %     $ millions          %
         Israel                                                          74.5        34.8           53.1       25.3
         United States                                                   85.1        39.7           69.6       33.1
         Europe                                                          22.7        10.6           37.9       18.0
         Other countries                                                 32.0        14.9           49.6       23.7
                                                                         ----        ----           ----       ----
         Total                                                          214.3       100.0          210.2      100.0
                                                                        =====       =====          =====      =====


         The Company's sales are made primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints. The recent economic situation in Israel has created some uncertainty with respect to the Israeli Government's general and defense budgets.

         The third quarter sales were effected by delays in receipt of new orders, which were planned to be sold during the quarter, as well as by delays in reaching milestones in technologicaly advanced programs.

         GROSS PROFIT
         ------------

         The Company's gross profit represents the aggregate results of the Company's activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         Reported gross profit in the nine months ended September 30, 2003 was $170.3 million as compared to $154.9 million in the nine months ended September 30, 2002. The reported gross profit margin in the nine months ended September 30, 2003 was 26.8% as compared to 26.3% in the corresponding period of the previous year.

         The Company's cost of goods sold in the nine months ended September 30, 2003 included $1.9 million in non-cash expenses resulting from its phantom option plan, as compared to an income of $0.5 million in the nine months ended September 30, 2002.

         Excluding non-cash expenses related to the Company's phantom option, gross profit in the nine months ended September 30, 2003 was $172.2 million, or 27.1% of revenues.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, gross profit in the nine-month period ended September 30, 2002 was $164.2 million, or 27.9% of revenues.

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         Reported gross profit in the quarter ended September 30, 2003 was $56.2 million as compared to $59.4 million in the quarter ended September 30, 2002. The reported gross profit margin in the third quarter of 2003 was 26.2% as compared to 28.3% in the same period last year.

         The Company's cost of goods sold in the third quarter of 2003 included $1.7 million in non-cash income resulting from its phantom option plan, as compared to an immaterial amount in the third quarter of 2002.

         Excluding non-cash expenses related to the Company's phantom option compensation costs, gross profit in the quarter ended September 30, 2003 was $54.5 million, or 25.4% of revenues.

         The decrease in gross profit resulted mainly from the mix in revenues and increased costs required to complete milestones in certain fixed price programs.

         RESEARCH AND DEVELOPMENT ("R&D")
         --------------------------------

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period were in accordance with its plans.

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         Gross R&D expenses in the nine months ended September 30, 2003 totaled $47.1 million (7.4% of revenues), as compared to $42.7 million (6.8% of revenues) in the nine months ended September 30, 2002.

         Net R&D expenses (after deduction of the OCS participation) in the nine months ended September 30, 2003 totaled $43.0 million (7.2% of revenues), as compared to $39.7 million (6.7% of revenues) in the nine months ended September 30, 2002.

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         Gross R&D expenses in the quarter ended September 30, 2003 totaled $16.2 million (7.6% of revenues), as compared to $15.9 million (7.5% of revenues) in the quarter ended September 30, 2002.

         Net R&D expenses (after deduction of the OCS participation) in the quarter ended September 30, 2003 totaled $14.5 million (6.8% of revenues), as compared to $14.8 million (7.0% of revenues) in the third quarter of 2002.

         R&D expenses in the quarter ended September 30, 2003 included an immaterial amount of non-cash income related to the Company's phantom option plan.

         MARKETING AND SELLING EXPENSES
         ------------------------------

         The Company invests significantly in developing new markets and pursues at any given time various business opportunities. The continued investment in developing new business opportunities, as well as the reflected increased length of time required for marketing efforts until orders are received, is related to marketing and selling expanses.

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         Marketing and selling expenses in the nine months ended September 30, 2003 were $50.7 million (8.0% of revenues), as compared to $47.3 million (8.0% of revenues) in the nine months ended September 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, marketing and selling expenses in the nine months ended September 30, 2003 were $50.2 million (7.9% of revenues).

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         Marketing and selling expenses in the quarter ended September 30, 2003 were $15.6 million (7.3% of revenues), as compared to $17.3 million (8.3% of revenues) in the quarter ended September 30, 2002.

         Excluding the phantom option plan non-cash income in 2003, marketing and selling expenses in the quarter ended September 30, 2003 were $16.0 million (7.5% of revenues).

         GENERAL AND ADMINISTRATIVE ("G&A") Expenses
         -------------------------------------------

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         G&A expenses were $33.9 million (5.3% of revenues) in the nine months ended September 30, 2003, as compared to $30.7 million (5.2% of revenues) in the nine months ended September 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, G&A expenses in the nine months ended September 30, 2003 were $33.1 million (5.2% of revenues).

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         G&A expenses were $11.0 million (5.1% of revenues) in the quarter ended September 30, 2003, as compared to $10.8 million (5.1% of revenues) in the quarter ended September 30, 2002.

         Excluding the phantom option plan non-cash income in 2003, G&A expenses in the quarter ended September 30, 2003 were $11.8 million (5.5% of revenues).

         OPERATING INCOME
         ----------------

         The majority of the Company's operating expenses are related to the Company's investment in the development of future technologies and products, and in generating new business. These expenses are included in the Company's R&D and marketing and sales expenses, which together accounted for 73.4% and 73.2% of the operating expenses during the nine and three-month periods ended September 30, 2003, respectively.

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         As a result of all of the above, reported operating income in the nine months ended September 30, 2003 was $42.7 million (6.7% of revenues), as compared to $37.2 million (6.3% of revenues) in the nine months ended September 30, 2002.

         For the nine months ended September 30, 2003, the Company's operating profit included $3.4 million in non-cash expenses associated with the Company's phantom option plan, as compared to an income of $0.9 million in the nine months ended September 30, 2002.

         Excluding phantom share compensation costs, operating income totaled $46.1 million (7.3% of revenues) in the nine months ended September 30, 2003.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, operating income in the nine-month period ended September 30, 2002 was $46.1 million, or 7.8% of revenues.

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         As a result of all of the above, reported operating income in the quarter ended September 30, 2003 was $15.1 million (7.0% of revenues), as compared to $16.5 million (7.9% of revenues) in the quarter ended September 30, 2002.

         During the third quarter of 2003, the Company's operating profit included $3.0 million in non-cash income associated with the Company's phantom option plan, as compared to an immaterial amount in the second quarter of 2002.

         Excluding phantom share compensation income in 2003, operating income totaled $12.0 million (5.6% of revenues) in the quarter ended September 30, 2003.

         FINANCE EXPENSE (NET)
         ---------------------

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         Net finance expense in the nine months ended September 30, 2003 was $3.5 million, as compared to $0.7 million of finance expense in the nine months ended September 30, 2002.

         The increase in the net finance expense during the nine-month period ended September 30, 2003 as compared to the respective period in 2002 resulted mainly from a higher level of short-term loans from banks, and from the effect of the devaluation of the US dollar against the New Israeli Shekel ("NIS") on NIS denominated loans, which occurred in the first and second quarters of 2003.

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         Net finance expense in the quarter ended September 30, 2003 was $0.2 million, as compared to $0.6 million of finance expense in the quarter ended September 30, 2002.

         TAXES ON INCOME
         ---------------

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The changes in the effective tax rate are attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         Provision for taxes in the nine months ended September 30, 2003 was $10.5 million (effective tax rate of 26.5%), as compared to a provision for taxes of $6.8 million (effective tax rate of 18.9%) in the nine months ended September 30, 2002.

         The provision for taxes in the third quarter of 2002 include reduction of tax expenses in the amount of $2.8 million, due to adjustment of estimated taxes and completion of tax assessments for prior years in respect of various Group companies.

         Excluding the tax reduction mentioned above, the Company tax rate for the nine-months ended September 30, 2002 would have been 27.5%.

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ONSEPTEMBER 30, 2002
         --------------------------

         Provision for taxes in the quarter ended September 30, 2003 was $3.9 million (effective tax rate of 25.7 %), as compared to a provision for taxes of $1.6 million (effective tax rate of 9.9%) in the quarter ended September 30, 2002.

         Excluding the tax reduction mentioned above, the tax rate for the third quarter of 2002 would have been 27.6%.

         COMPANY'S SHARE IN EARNINGS OF AFFILIATED COMPANIES AND PARTNERSHIP
         -------------------------------------------------------------------
         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         In the nine months ended September 30, 2003 the Company had net income of $3.9 million from its share in earnings of affiliated companies and partnership, as compared to $2.6 million in the nine months ended September 30, 2002.

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         In the third quarter of 2003 the Company had net income of $1.0 million from its share in earnings of affiliated companies and partnership, as compared to $1.1 million in the third quarter of 2002.

         The affiliated companies and partnership in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in the Company's financial statements, operate mainly in the Company's core business areas, including electro-optics and airborne systems.

         NET EARNINGS AND EARNINGS PER SHARE ("EPS")
         -------------------------------------------

         NINE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO NINE MONTHS ENDED
         ----------------------------------------------------------------------
         ON SEPTEMBER 30, 2002
         ---------------------

         Reported net earnings in the nine months ended September 30, 2003 were $33.5 million (5.3% of revenues), as compared to reported net earnings of $32.0 million (5.4% of revenues) in the nine months ended September 30, 2002. Diluted EPS in the nine months ended September 30, 2003 was $0.83, as compared to $0.80 per share in the nine months ended September 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, net earnings in the nine months ended September 30, 2003 were $36.2 million (5.7% of revenues) and the EPS was $0.90.

         Excluding the non-recurring charge under the OCS agreement, the phantom option plan effect and the tax adjustment, net earnings in the nine-month period ended September 30, 2002 were $36.3 million (6.8% of revenues) and the EPS was $0.91.

         The number of shares used for computation of diluted EPS in the nine months ended September 30, 2003 was 40,198 thousand shares, as compared to 39,896 thousand shares in the nine months ended September 30, 2002. The increase in the number of shares used for computation of diluted EPS was due mainly to the exercise of options by employees during the period.

         THREE MONTHS ENDED ON SEPTEMBER 30, 2003, COMPARED TO THREE MONTHS
         ------------------------------------------------------------------
         ENDED ON SEPTEMBER 30, 2002
         ---------------------------

         Reported net earnings in the quarter ended September 30, 2003 were $12.0 million (5.6% of revenues), as compared to reported net earnings of $15.5 million (7.4% of revenues) in the quarter ended September 30, 2002. Diluted EPS in the quarter ended September 30, 2003 was $0.30, as compared to $0.39 in the quarter ended September 30, 2002.

         Excluding the phantom option plan non-cash income in 2003, net earnings in the quarter ended September 30, 2003 were $9.6 million (4.5% of revenues), and the EPS was $0.24.

         Excluding the phantom option plan effect and the tax adjustment, net earnings in the third quarter of 2002 were $12.5 million (5.9% of revenues) and the EPS was $0.31.

         The number of shares used for computation of diluted EPS in the quarter ended September 30, 2003 was 40,406 thousand shares, as compared to 39,772 thousand shares in the quarter ended September 30, 2002. The increase in the number of shares used for computation of diluted EPS was due mainly to exercise of options by employees during the period.

J.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

         The Company's cash flows are effected by the cumulative cash flows of its various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.

         The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

         The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on the Company's capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

         The Company's net cash flows generated from operating activities in the nine-month period ended September 30, 2003 were $12.7 million.

         Net cash flows used for investment activities in the nine-month period ended September 30, 2003 were $37.4 million, which were used mainly for procurement of property, plant and equipment. The investments were primarily in equipment for the Group's various manufacturing plants and in buildings being constructed at Elbit Systems' facility in Haifa, Israel and El-Op's site in Rehovot, Israel.

         Net cash flows used for financing activities in the nine-month period ended September 30, 2003 were $5.7 million. The cash flows were used mainly for reduction of long-term loans, which were partially offset by proceeds from share options exercised.

         On September 30, 2003, the Company had total borrowings in the amount of $107.8 million, including $41.0 million in short-term loans, and $394.0 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On September 30, 2003, the Company had a cash balance amounting to $45.9 million.

         As of September 30, 2003, the Company had working capital of $185.4 million and its current ratio was 1.47. The Company's ratio of equity to total assets was 46.6%.

K.       DERIVATIVES AND HEDGE
         ---------------------

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates, and the Company may use financial instruments to limit exposure. The Company typically enters into forward contracts in connection with transactions that are denominated in currencies other than US dollars and NIS. The Company may enter from time to time into forward contracts related to NIS.

         On September 30, 2003, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations. The Company's deposits and loans are based on variable interest rates, and their value as of September 30, 2003 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of its liabilities and the return on its assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On September 30, 2003, the Company had exposure due to liabilities denominated in NIS of $41.4 million in excess of its NIS denominated assets. These liabilities represent mostly wages, trade payables and loans. The amount of the Company's exposure to the changes in the NIS/US$ exchange rate may vary from time to time. In order to hedge against certain expected NIS payments, the Company entered into forward contracts designated as hedging. As of September 30, 2003, the results of then existing derivatives were being deferred until payments are realized, which is expected to occur during 2003. On September 30, 2003, the Company had forward contracts covering NIS exposure in the amount of $6.9 million.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of September 30, 2003 by forward contracts. On September 30, 2003, the Company had contracts for the sale and purchase of such foreign currencies totaling $28.2 million.

L.       DIVIDENDS
         ---------

         The Board of Directors declared on November 10, 2003 a dividend of $0.10 per share.

                                           * * *
         -----------------------------------------------------------------------
         Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.